SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IFRS financial information published

in the press release on May 12, 2005

I.	Filing Background	1
II.	IFRS Transition Project Summary	2
III.	IFRS STANDARDS description, explanation and first time adoption financial impacts	2
A.	Options for the First Time Adoption	2
B.	List of main adopted standards	3
C.	Summary of Financial Adjustments	6
IV	Equity reconciliation according french accounting principles and IFRS as of January 1, 2004 and December 31, 2004 and net income (loss) 2004 reconciliation (Excluding IAS 32/IAS 39)	7
V.	Statement of Cash Flow Impact	7

I.	FILING BACKGROUND

According to the European Act No.1606/2002 dated July 19, 2002, about International Financial Reporting Standards (IFRS), GENESYS consolidated financial statements for the year ending December 31, 2005 will be compliant to the International Accounting Standards (IAS /IFRS) applicable as of December 31, 2005, as approved by the European Union. GENESYS first financial statements published under IAS /IFRS will be for FY 2005 with comparative FY 2004 financial statements that have been restated under IAS/IFRS, except IAS 32/IAS 39 that will be applicable starting January 1, 2005.

In order to publish 2005 financial statements with previous year comparison and according to the AMF requirements about the investors communication during the transition period to IFRS, GENESYS has prepared 2004 financial information about the transition to IAS/IFRS presenting for preliminary information the expected financial impact generated by the IFRS adoption on:

-

Balance sheet at transition date, January 1, 2004, date for the booking of final impact in retained earnings, at the date of publishing the consolidated 2005 accounts. Effect of IAS 32/ IAS 39 application will be booked in retained earnings at January 1, 2005,

-	Income statement and statement of cash flows at December 31, 2004.

FY 2004 Financial information about financial impact expected due to IFRS transition have been prepared in applying to 2004 amounts the IFRS standards and interpretations that are expected to be applied by GENESYS for the preparation of its comparable financial statements at December 31, 2005.We prepared 2004 financial information on the basis of the following:

-	IFRS standards and interpretation, mandatory at December 31, 2005, as known today;
-	IFRS standards and interpretation mandatory after December 31, 2005 for which GENESYS has decided an earlier adoption;
-	IFRS standards and interpretation still under discussion by the IASB and the IFRIC, which might be mandatory to adopt for the financial statements FY 2005;
-	IFRS options and exemptions that GENESYS expects to apply for its financial statements FY 2005.

For all the reasons above, our audited opening balance sheet might be modified to prepare the financial statements FY 2005.

This information has been approved by the GENESYS Board of Directors, the GENESYS audit committee and has been accordingly reviewed by the auditors.

II.	IFRS TRANSITION PROJECT SUMMARY

During the second quarter 2004, GENESYS implemented the IFRS transition project in order to identify the differences between accounting standards as well as preparing the opening balance at January 1, 2004 according to the standards applicable in 2005.

In order to align the accounting standards and apply transition internally, the IFRS transition project was lead by the Consolidation Team under the Chief Financial Officer’s authority.

Project first phase called « diagnostic » ended in July 2004 and listed the main difference between IFRS standards and current accounting standards. During First phase, training sessions took place, in GENESYS corporate Finance Team as well as in European accounting Teams. During the second semester 2004 and the first quarter 2005, GENESYS has processed the second phase corresponding to the detailed analysis and assessments of financial impacts on balance sheet and income statement that relate to IFRS adoption. Finally during the third and last phases of the project, taking place in the first quarter 2005, GENESYS has started to prepare IFRS financial information and has continued training. During the second and the third phases, GENESYS has submitted its preliminary conclusions, on a regular basis, to the auditors for review.

Regarding the information system management, GENESYS has identified needs during the first quarter 2005, as part of the IFRS transition project.

In this manner, CARTESIS SAFRAN Consolidation system implemented during the second quarter 2003 has facilitated the transition to IFRS. Systems for reporting, have been also modified in 2005, according to IFRS.

The first quarter 2005 consolidated financial statements, are published in compliance with IFRS, on May 12, 2005.

III.	IFRS STANDARDS DESCRIPTION, EXPLANATION AND FIRST TIME ADOPTION FINANCIAL IMPACTS

A. Options for the First Time Adoption

In compliance with IFRS 1, and as mentioned next chapter, GENESYS has adopted the following assumptions for prior years accounting treatment of assets and liabilities in accordance with IFRS.

Business combination

GENESYS decided not to adopt IFRS 3 regarding acquisitions prior to January 1, 2004.

Actuarial valuation of pension cost

GENESYS decided to apply the option described in IFRS 1 to record the actuarial pension cost liabilities not previously recorded in « retained earnings ". The impact does not generate relevant impact in the “retained earnings” opening balance sheet at January 1, 2004.

Currency translation adjustments

GENESYS decided to apply option described in IFRS 1 to offset the cumulative currency translation adjustment relating to the translation of the accounts of GENESYS foreign subsidiaries at January 1, 2004, after taking into account IFRS adjustments at the date of transition.

GENESYS has offset €15,9 million from “Group accumulated other comprehensive income (CTA) to “retained earnings”

Stock Option

GENESYS decided to adopt IFRS 2 standard for stock option granted after the November 7, 2002 and not yet fully vested at the January 1, 2004.

For all other IFRS standards, the assets and liabilities in the opening balance sheet are reported, as if IFRS standards would have been always applied, except standards IAS 32-39 whose application starts on January 1, 2005.

B.	List of main adopted standards

1.Goodwill and Intangible assets

1.1. Recognition of Goodwill and Intangible assets (IFRS 3)

IFRS 3, Business combinations, plans a re-valuation of all acquisitions before transition date. GENESYS decided to apply option described in IFRS 1, First time adoption accounting standards not to apply IFRS 3 prior to the transition date, January 1, 2004.

Then, for each acquired company, the amount of goodwill and intangible assets at acquisition date according to IFRS 3 is the same as the amount previously booked in French GAAP. According to IFRS, Goodwill and intangible assets are recorded at local currency of acquired companies, but according to French GAAP, some of these goodwill and intangible assets have been fully or partly booked in euros. GENESYS has converted into local currencies the amounts previously recorded in euros, applying the historical exchange rate (acquisition date).

In connection with the VIALOG acquisition in April 2001, the goodwill has been partly allocated to identified customer lists in consolidated financial statements according to French GAAP, as well as in local statutory books of the U.S. subsidiary. According to IFRS, GENESYS has prepared sufficient documentation about the existence of transactions of comparable customer lists transactions to maintain them in IFRS balance sheet.

In connection with the Astound acquisition in March 2001, the goodwill has been partly allocated to identified technology in consolidated financial statements according to French GAAP. According to IFRS, GENESYS has prepared sufficient documentation about the existence of transactions of comparable technology to maintain it in IFRS balance sheet.

1.2. Deferred tax on Intangible assets

According to IFRS, the allocation of Customer Lists and technologies related to north-American companies (Astound et Vialog) generates deferred tax liability. This deferred tax liability recorded against retained earnings is reversed progressively, based on amortization and impairment.

1.3. Goodwill and Intangible assets Impairment (IAS 36)

According to IFRS, the straight-line amortization is not longer applicable but in accordance with IAS 36 “impairment of assets”, impairment tests should be performed annually or more frequently, if there is any indication that an asset may be impaired. Terms of such impairment review in IFRS are more detailed than in French GAAP.GENESYS has analyzed the effect of these potential adjustments on the net book value of its Goodwill and Intangible assets at transition date at January 1, 2004, at June 30, 2004 due to an indication that an asset may be impaired (price erosion, significantly stronger than anticipated for the north American segment), and at December 31, 2004.

2. Development cost capitalization (IAS 38)

Excluding the integrated reservation and billing system for which GENESYS capitalized the costs, the development costs of other systems and technologies were classified as expenses in the income statements as incurred according to French GAAP. Under IFRS, development costs should be booked as Intangible assets and depreciated over their useful life if they meet certain criteria. GENESYS reviewed and analyzed the various development costs that might meet the criteria disclosed in IAS 38 “Intangible assets” for which the net book value will not be zero at transition date if this expense would have been capitalized retroactively.

After the above review, GENESYS did not capitalize other development costs of systems and technologies than the integrated reservation and billing system for the year 2004.

3. Tangible assets and Software (IAS 16, IAS 17 et IAS 38)

Without relevant variances between identified historical values and fair values at the transition to IFRS date, GENESYS has decided not to apply IFRS 1 First time adoption standards, allowing the company to value at fair value those assets at transition date.

In addition, IAS 16 “Tangible assets” and IAS 38 “Intangible assets” allow to book assets at historical or fair value. GENESYS has decided to book tangible assets and software at historical value. At the January 1, 2004 and at December 31, 2004, there are no differences between French GAAP and IFRS concerning tangible assets and software valuation.

The analysis of GENESYS leasing contracts did not show any differences between the IAS 17 standard and the company consolidation accounting standards applied.

4. Stock Option valuation (IFRS 2)

In French GAAP, stock-option plans are off-balance sheet items and mentioned as a disclosure in Notes to Financial Statements. Before exercise, stock options are not recorded in the company Balance sheet or Income statement. According to IFRS 2, the stock options fair value has to be recorded as an employee expense in the Income Statement over the vesting period (between grant date and first exercisable date). GENESYS decided to adopt IFRS 2 standard for stock option granted after the November 7, 2002 and not yet fully vested at the January 1, 2004.

An independent expert has calculated the fair value of GENESYS stock option plans, using the binomial model.

Following IFRS 2, the Stock Option fair value amounts to €1,4 millions for FY 2004 and is classified as operating expenses on the income statement.

5. Currency Translation Adjustments

According to IFRS 1, First time adoption option, GENESYS has decided to zero its Currency Translation Adjustments amounted to €15,9 million at January 1, 2004.

Therefore, GENESYS has transferred to “Retained Earnings” all the Currency Translation Adjustments relating to its foreign subsidiaries at transition date. This adjustment does not impact on the total shareholders’ equity at January 1, 2004. The amount of currency translation adjustment value under IFRS is zero at January 1, 2004. In case of future sale of subsidiaries, the gain will not include the effect of Currency Translation Adjustments prior to January 1, 2004, but only the effect of Currency Translation Adjustments from January 1, 2004

6. Pension Costs (IAS 19)

In its consolidated statements under French GAAP, GENESYS did not record any accruals related to potential pension and retirement costs (preferential method only).

According to IFRS, such accruals are mandatory. Based on an independent expert actuarial valuation, GENESYS has recorded an accrual amounted to €0,2 million at January 1, 2004 and €0,3 million at December 31, 2004.

7. Financial Instrument (IAS 32-39)

GENESYS decided to adopt IAS 32-39 from January 1, 2005.

7.1. Convertible notes issued in 1999

In French GAAP, the principal of convertible notes issued in 1999 is booked as long-term debt and the « premium" is accrued in provision for risks, over the maturity period. According to IFRS (IAS 32-39), hybrid financial instruments are analyzed by components. Convertible notes include long-term debt and share capital components; those are separately classified.

Due to April 2003 bank restructuring, convertible notes have been not anymore convertible since September 1, 2004 (50% already reimbursed at this date). According to standards IAS 32-39, adopted from January 1, 2005, there is no share capital portion and convertible notes are fully considered as long-term debt.

7.2. $125 million credit facility

In French GAAP, the $125 million credit facility is booked at historical value, reduced by reimbursements. In IFRS (IAS 32-39, Financial Instruments), the $125 million credit facility is booked at amortized cost, applying effective interest rate. Deferred financing costs should be included in long-term debt under IFRS, whereas they are classified in other current liabilities and amortized over the maturity period under French GAAP.

GENESYS has adopted IAS 32-39 « Financial Instruments” from January 1, 2005.

7.3. Financial Instruments for interest risk

In French GAAP, Financial Instruments covering the interest risk (CAP Knock Out) of the $125 million credit facility are off-balance sheet items and mentioned as a disclosure in Notes to Financial Statements.

Under IFRS (IAS 32-39), GENESYS chose not consider this financial instrument as a hedge. As a result, this financial instrument is recorded at fair value, with change from one period to next one as financial expense (income), starting January 1, 2005. Under French

GAAP, the initial premium was classified in deferred financial costs and amortized over the maturity period.

C.	Summary of Financial Adjustments

Please find below the summary of financial adjustments due to IFRS transition on key financial information.

In euros’ 000	2004 IFRS	2004 French GAAP	Differences
Revenues
Revenues	139.038	139.038	0
Gross Margin	85.994	85.994	0
Net Income (loss)	(60.288)	(67.416)	7.128

Consolidated Balance sheet
Shareholders’ Equity (Deficit)	(12.271)	(11.092)	(1,179)
Long-term debt	80.044	79.745	299
Total assets	103.713	100.654	3.059

EBITDA (*)	18.544	19.598	(1.054)

(*) The Company believes that EBITDA is a meaningful measure of performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Its depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.

IV.	EQUITY RECONCILIATION ACCORDING FRENCH ACCOUNTING PRINCIPLES AND IFRS AS OF JANUARY 1, 2004 AND DECEMBER 31, 2004 AND NET INCOME (LOSS) 2004 RECONCILIATION (EXCLUDING IAS 32/IAS 39)

Shareholders’ equity reconciliation between French GAAP and IFRS

The following table shows the reconciliation of the shareholders’ equity at January 1, 2004 and at December 31, 2004 between consolidated financials according French GAAP and IFRS.

In euros’ 000		At January 1, 2004	Net income (loss) 2004	Others	Translation Adjustments	At December 31, 2004

Shareholders’ equity (deficit) according French GAAP		48.823	(67.416)	29	7.472	(11.092)
Differences between French GAAP and IFRS:
– Goodwill and Intangible assets	III – B 1.1 et 1.3	(24.195)	(276)	-	1.386	(23.085)
– Deferred tax	III – B 1.2	15.450	8.894	-	(2.129)	22.215
– Stock options	III – B 1.4	-	(1.433)	1.433	-	-
– Pension costs	III – B 1.6	(235)	(57)	(17)	-	(309)
Shareholders’ equity (deficit) according IFRS		39.843	(60.288)	1.445	6.729	(12.271)
Impacts due to IFRS adoption		(8.980)	7.128	1.416	(743)	(1.179)

Net Income (Loss) reconciliation according to IFRS

The following table shows the reconciliation of the Net Income (Loss) for the year 2004 between consolidated financials according French GAAP and IFRS.

In euros’ 000		Year 2004

Net Income (Loss) according to French GAAP		(67.416)
Differences between French GAAP and IFRS:
– Goodwill and Intangible assets	III – B 1.1 et 1.3	(276)
– Deferred tax	III – B 1.2	8.894
– Stock options	III – B 1.4	(1.433)
– Pension costs	III – B 1.6	(57)
Net Income (Loss) according to IFRS		(60.288)
Impact due to IFRS adoption		7.128

V.	STATEMENT OF CASH FLOW IMPACT

After analysis, GENESYS did not identify major differences in consolidated Statements of Cash Flows statements between French GAAP and IFRS.

Particularly, no classification difference was identified during this analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer